Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BGC Group, Inc. in connection with offers and sales by an affiliate of its 3.750% Senior Notes due 2024, 4.375% Senior Notes due 2025 and 8.000% Senior Notes due 2028, and to the incorporation by reference therein of our reports dated March 1, 2023, with respect to the consolidated financial statements and schedule of BGC Partners, Inc. and the effectiveness of internal control over financial reporting of BGC Partners, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
October 19, 2023